Corporate Office

7575 West Jefferson Blvd.

Fort Wayne, Indiana 46804

(260) 969-3500

(260) 969-3591 fax

www.steeldynamics.com

June 03, 2015

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C.  20549

Attention: Mr. John Cash, Accounting Branch Chief

RE            Steel Dynamics, Inc.

Form 10-K for the Year Ended December 31, 2014

Filed March 2, 2015.

No. 0-21719

Dear Mr. Cash:

On behalf of Steel Dynamics, Inc. (the “Registrant”), I am pleased to provide the following response to the comments of the Staff of the Securities and Exchange Commission as set forth in the letter dated May 22, 2015 (the “Comment Letter”), with respect to our referenced filing.

The numbered paragraph and heading correspond to the heading and number set forth in the Comment Letter, the text of which is copied below in italics for your reference.  All page numbers refer to the page numbers contained in the referenced filing.

Form 10-K for the Fiscal Year Ended December 31, 2014

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 36

Segment Operating Results 2014 vs. 2013

1.              We note your discussion of segment operating results for 2014 as compared to 2013. In future filings please enhance your disclosure to also include a discussion of segment operating results for 2013 as compared to 2012.

Response

In future filings, Registrant will enhance disclosure to also include a discussion of segment operating results for the year preceding the Form 10-K reporting year as compared to the year preceding that year. Specifically, in the Form 10-K for the year ending December 31, 2015, Management’s Discussion and Analysis of Financial Condition and Results of Operations will include a discussion of segment operating results for both the 2015 to 2014 comparison period and the 2014 to 2013 comparison period.

Item 8. Consolidated Financial Statements and Supplementary Data, page 57

Note 1. Description of the Business and Summary of Significant Accounting Policies, page 66

Impairment of Long-Lived Tangible and Finite-Lived Intangible Assets, page 70

2.              We note that your assessment of the recoverability of the carrying value of your Minnesota ironmaking operations’ fixed assets resulted in a $260.0 million impairment charge during the fourth quarter of 2014. To the extent that any of your long-lived assets or asset groups have estimated fair values that are not substantially in excess of the carrying values and to the extent that the asset amounts, in the aggregate or individually, could materially impact your operating results or total shareholder’s equity, please provide the follow disclosures in future filings:

•                  The percentage by which fair value exceeds the carrying value;

•                  A description of the assumptions that drive the estimated fair value;

•                  A discussion of the uncertainty associated with the key assumptions. For example, to the extent that you have included assumptions in your discounted cash flow model that materially deviates from your historical results, please include a discussion of these assumptions; and

•                  A discussion of any potential events and/or circumstances that could have a negative effect to the estimated fair value.

If you have determined that the estimated fair value substantially exceeds the carrying value for all of your long-lived assets or asset groups, please disclose this determination. Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the Codification of Financial Reporting Releases for guidance.

Response

Registrant will provide the above noted disclosures in future filings if it is determined that long-lived assets are not fully recoverable pursuant to an ASC 360 asset recoverability test, and if any of those long-lived assets have estimated fair values that are not substantially in excess of the carrying values and the asset amounts, in the aggregate or individually, could materially impact its operating results or total shareholders’ equity. If Registrant determines that the estimated fair value substantially exceeds the carrying value for all of our long-lived assets or asset groups, we will so disclose this determination in future filings.

Exhibit 32 — Certifications

3.              Your Section 906 Certifications presented in your Form 10-K for the year ended December 31, 2014 currently refer to the year ended December 31, 2013. Given that this Form 10-K is not for the year ended December 31, 2013, please amend your Form 10-K to provide updated certifications that refer to the year ended December 31, 2014. Please also ensure the certifications are currently dated and refer to the Form 10-K/A.

Response

Registrant will file a Form 10-K/A to provide updated certifications that refer to the year ended December 31, 2014, that are currently dated and refer to the Form 10-K/A. The Section 906 Certifications in the originally filed Form 10-K for the year ended December 31, 2014, inadvertently in error referred to the year ended December 31, 2013, when it should have referred to the year ended December 31, 2014.

In addition, the Registrant acknowledges the following:

•                    The Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

•                    Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                    The Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you, or any other member, of the Staff has any further questions or comments concerning these responses, please telephone the undersigned at 260-969-3567.  Please note that the Fax Number to which correspondence to the undersigned should be sent is 260-969-3584.

Thank you very much and we look forward to your response.

Very truly yours,

Steel Dynamics, Inc.

/s/ Theresa E. Wagler

Theresa E. Wagler
Chief Financial Officer